UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-C

Tender Offer Statement Under Section 14(D)(1) Or 13(E)(1)

of The Securities Exchange Act of 1934

(Amendment No.             )

Ansell Limited

(Name of Subject Company (Issuer))

Ansell Limited (Issuer)

(Name of Filing Person (Identifying status as offeror, issuer or other person))

Ordinary Shares

(Title of Class of Securities)

694185109

(CUSIP Number of Class of Securities)

William G. Reilly, Esq.

Senior Vice President & General Counsel

200 Schulz Drive

Red Bank, NJ 07701

732-345-5400

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
N/A	N/A

*	Pursuant to Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This is not an offer to buy or the solicitation of an offer to sell any ordinary shares or ADSs. The possible tender offer that is described in this Notice of Annual General Meeting has not yet been approved or commenced. Once a tender offer commences, Ansell Limited (Ansell) will file a tender offer statement with the Securities and Exchange Commission (SEC) and the Australian Securities and Investments Commission. Shareholders should read the tender offer statement when it becomes available because it will contain important information about the offer. The tender offer statements and other filed documents will be available at no charge on the SEC’s website at http://www.sec.gov and will also be made available without charge to all shareholders by contacting Ansell at (+61 3) 9270-7270. Shareholders are urged to read these materials carefully before making any decision with respect to any tender offer.

Notice of Annual General Meeting

Notice is given that the annual general meeting of Ansell Limited will be held in the Auditorium, Level 2, Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Melbourne, Victoria on Thursday, 14 October 2004 at 10.00 am.

ANSELL LIMITED ABN 89 004 085 330

GPO Box 772H
Melbourne, Victoria 3001

Facsimile (61 3) 9270 7300

Notice of Meeting

ORDINARY BUSINESS

1	To receive and consider the financial and other reports for the year ended 30 June 2004

2	To elect and re-elect Directors

(a)	Mr Michael J McConnell who was appointed a Director on 16 April 2004, retires in accordance with Rule 33(b) of the Company’s Constitution and being eligible offers himself for election.

(b)	Mr Peter L Barnes who retires by rotation in accordance with Rule 33(c) of the Company’s Constitution and being eligible offers himself for re-election.

SPECIAL BUSINESS

3	Renewal of partial takeover provisions

To consider and, if thought fit, pass the following resolution as a special resolution:

‘That the Company renew the partial takeover provisions contained in Rule 69 of the Constitution with effect from 31 December 2004 for a period of three years and Rule 69(d) be amended accordingly.’

4	Approval of off-market buy-back

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That the Company authorise and approve:

(a)	an off-market buy-back of up to $155 million of its issued ordinary shares on the terms described in the Explanatory Notes which accompany this Notice of Meeting; and

(b)	each agreement entered into pursuant to those terms to the extent that approval of such buy-back agreements is required under the Corporations Act 2001 (Cth).’

5	Approval of refreshing ability to conduct further on-market buy-back

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

‘That approval is given for the Company to conduct a further buy-back of up to 10 per cent of its issued ordinary shares as at the date of this meeting in the 12 month period commencing from the date or this meeting, in addition to any shares acquired under the proposed off-market buy-back of up to $155 million issued ordinary shares.’

BY ORDER OF THE BOARD

R J Bartlett
Secretary
6 September, 2004

EXPLANATORY NOTES TO NOTICE OF MEETING

RESOLUTION 2– TO ELECT DIRECTORS

The following are the backgrounds of the Directors who are seeking election or re-election:

Mr McConnell has actively served as an alternate Director to Mr Stanley Gold since October 2002. On 16 April 2004, the Board appointed Mr McConnell as a Non-executive Director.

Mr McConnell is a Director of Newport Technology Fund and Port-Link International, and Managing Director of Coolmain Capital Advisors LLC and Shamrock Capital Advisors Inc., a substantial shareholder of the Company. Prior to joining Shamrock, Mr McConnell was an investment banker with Kidder, Peabody and Merrill Lynch in the USA.

In addition to his Board role, Mr McConnell became a member of the Nomination, Remuneration and Evaluation Committee in April 2004.

Mr Barnes has been a Non-executive Director since October 2001. He is Chairman of Samuel Smith & Son Pty Limited and a Director of Metcash Trading Limited and The News Corporation Limited. He is also President of the Winemakers; Federation of Australia and a Member of the National Food Industry Council.

Mr Barnes has experience in senior roles in finance, marketing and general management in the international arena. His background includes a long career with a leading global consumer marketing organisation in the USA, Europe, Asia and Australia.

In addition to his Board role, Mr Barnes has been a member of the Audit Committee since October 2001, and its Chairman since April 2002. He has been a member of the Nomination, Remuneration and Evaluation Committee since August 2002.

As part of its Annual Review of the performance of the Board as a whole, the Board considered the contributions made by Messrs McConnell and Barnes to the Board and its committees. The Board unanimously supports their election and re-election as Directors and recommends that shareholders vote in favour of these resolutions.

RESOLUTION 3 — RENEWAL OF PARTIAL TAKEOVER PROVISIONS

The Corporations Act permits a company’s constitution to include a provision that enables it to refuse to register shares acquired under a proportional takeover bid unless shareholders approve the bid.

The Company’s Constitution has contained a partial takeover provision since 1987. This provision, Rule 69, has been renewed or reinstated every three years since 1987. This Rule ceases to have effect on 31 December 2004 unless again renewed by shareholders. The Directors consider it in the interests of shareholders to renew the Rule for the maximum period permitted bylaw, being a further three years.

PROPORTIONAL TAKEOVER BID

A proportional takeover bid is a takeover bid where the offer made to each shareholder is only for a proportion of that shareholder’s shares (ie Less than 100 per cent).

EFFECT OF PROPORTIONAL TAKEOVER PROVISION

If a proportional takeover bid is made, the Directors must ensure that a meeting is held, in general, more than 14 days before the last day of the bid period, at which shareholders will consider a resolution to approve the takeover bid.

Each shareholder has one vote for each fully paid share held. The vote is decided on a simple majority. The bidder and its associates are not allowed to vote.

If the resolution is not passed, no transfer will be registered as a result of the takeover bid and the offer will be taken to have been withdrawn. If the resolution is not voted on, the bid is taken to have been approved.

If the bid is approved (or taken to have been approved ), all valid transfers must be registered.

The proportional takeover approval provisions do not apply to full takeover bids and will only apply until 31 December 2007 unless renewed by shareholders.

REASONS FOR RULE 69

A proportional takeover bid may result in control of the Company changing without shareholders having the opportunity to dispose of all their shares. Shareholders are exposed to the risk of being left as a minority in the Company and the risk of the bidder being able to acquire control of the Company without payment of an adequate control premium (ie for all shares).

This Rule will allow shareholders to decide by majority whether a proportional takeover bid is acceptable in principle.

KNOWLEDGE OF ANY ACQUISITION PROPOSALS

As at the date this Notice of Meeting was prepared, no Director is aware of any proposal by any person to acquire or to increase the extent of a substantial interest in the Company.

POTENTIAL ADVANTAGES AND DISADVANTAGES

The Directors consider that the takeover approval provisions have no potential advantages or disadvantages for them. They remain free to make a recommendation on whether an offer under a proportional takeover bid should be accepted or not.

The potential advantages of Rule 69 for shareholders include:

(a)	shareholders have the right to decide by majority vote whether an offer under a proportional takeover bid should proceed;

(b)	it may help shareholders to avoid being locked in as a minority;

(c)	it increases shareholders’ bargaining power and may assist in ensuring that any proportional takeover bid is adequately priced; and

(d)	knowing the view of the majority of shareholders may help each individual shareholder assess the likely outcome of the proportional takeover bid and decide whether to accept or reject an offer under the bid.

The potential disadvantages for shareholders of Rule 69 being retained include:

(a)	proportional takeover bids for shares in the Company may be discouraged;

(b)	shareholders may lose an opportunity to sell some of their shares at a premium; and

(c)	the likelihood of a proportional takeover succeeding may be reduced.

While the existing proportional takeover provisions have been in effect there have been no takeover bids for the Company. The Directors are not aware of any potential bid that was discouraged by Rule 69.

The Directors do not believe the possible disadvantages outweigh the advantages of renewing the proportional takeover provisions for a further three years.

DIRECTORS’ RECOMMENDATION

The Directors unanimously recommend that shareholders vote in favour of the resolution.

RESOLUTIONS 4 AND 5 — SHARE BUY-BACKS

BACKGROUND

As part of its ongoing capital management program, the Board has previously approved the on-market buy-back of ordinary shares.

The Board has reviewed the Company’s current capital structure (debt and equity) and its projected cash flows and capital requirements in the next 12 months and has determined the potential for a further off-market buy-back of up to $155 million of ordinary shares (depending on the buy-back price, a range of approximately 16-18 million ordinary shares) (Off-Market Buy-Back).

Notice of Meeting continued

In addition, the Board is also seeking shareholder approval to ‘refresh’ its ability to continue to buy back up to an additional 10 per cent of its issued capital over the next 12 months (On-Market Buy-Back).

Resolutions 4 and 5 (together the Buy-Back Resolutions) seek shareholder approval of the Off-Market Buy-Back and the On-Market Buy-Back (together, the Buy-Backs) in accordance with the Corporations Act.

Each of the Buy-Back Resolutions will be approved if more than 50 per cent of votes are cast in favour of the resolution at the meeting.

TERMS OF THE OFF-MARKET BUY-BACK (RESOLUTION 4)

Subject to receiving shareholder approval for this resolution, a satisfactory ruling from the Australian Taxation Office (ATO) as to the tax treatment of the buy-back for shareholders, and relief from certain provisions of the Corporations Act from ASIC the Company intends to conduct the Off-Market Buy-Back on the following terms:

PROPOSED DATE

The Company is yet to make a final decision as to when the Off-Market Buy-Back will be conducted but it is anticipated it will be prior to 31 December 2004.

This decision is subject to receipt of the appropriate regulatory approvals (including a ruling from the ATO and relief being granted by ASIC).

SHAREHOLDERS ELIGIBLE TO PARTICIPATE

An announcement will be made to the ASX once a decision is made to proceed with the Off-Market Buy-Back, indicating the ‘record date’ (Record Date) as at which shareholders must hold shares to be eligible to participate.

Eligible holders of ordinary shares (Shares) as at the Record Date will, in general, receive an invitation to participate in the Off-Market Buy-Back in respect of some or all of their Shares (Offer).

Shareholders will be able to nominate how many Shares they would like the Company to buy back, except for shareholders with fewer than 200 Shares, who will only be able to accept the Offer in respect of all their Shares.

Shareholders are not required to participate in the Off-Market Buy-Back.

FIXED PRICE OFFER

The Off-Market Buy-Back will be conducted as a fixed-price buy-back, which means that the Company will offer to buy back Shares for a cash price per Share (Buy-Back Price).

At this time, it is anticipated that a modest premium to the market price at the time of the Offer may be incorporated into the Buy-Back Price.

The Buy-Back Price will be subject to adjustment for the percentage change in the S&P/ASX 200 Industrials Index. The Directors may also adjust the Buy-Back Price if they believe on reasonable grounds that the movement in the S&P/ASX 200 Industrials Index is significantly different from the movement in the market value of Shares over the relevant period. The Buy-Back-Price will be subject to a minimum and maximum price to be nominated at the time of making the offer.

The final Buy-Back Price will be announced after the closing date for shareholder acceptances under the Off-Market Buy-Back.

NUMBER OF SHARES TO BE BOUGHT BACK

As indicated in the announcement on 10 August 2004, the Company intends to spend up to $155 million on buying back Shares. Depending on the Buy-Back Price this may be in the range of approximately 16-18 million Shares, representing around 9-10 per cent of the Shares on issue as at 10 August 2004. The number of Shares actually bought back will depend on several factors, including the number of Shares for which acceptances are received.

The Company may, at its absolute discretion, determine not to proceed with the Off-Market Buy-Back or, if it elects to proceed, amend or terminate the Off-Market Buy-Back at any time prior to entering into buy-back agreements with shareholders, by making an announcement to ASX.

OVERVIEW OF BUY-BACK PROCESS

The Company will make Offers to all eligible shareholders to nominate some or all of their Shares to be bought back at the Buy-Back Price.

Acceptances will be irrevocable.

If the total number of Shares for which acceptances are received exceeds $155 million (or such lesser number as the Board determines to buy back), the Company will:

•	buy back the first 200 Shares nominated by each shareholder; and then

•	scale back on a pro-rata basis all acceptances for more than 200 Shares, so that the Company does not buy back more than the amount the Board determines to buy back.

The scale back will be conducted such that no shareholder who nominates 100 per cent of their Shares for sale will be left with less than a marketable parcel.

The extent of any scale back will be determined and announced after the closing date of the Off-Market Buy-Back.

OTHER CONDITIONS

Offers will not be made in respect of Shares held subject to the terms of any of the Company’s employee or executive share plans, which are subject to restrictions on sale. Employees will, however, be invited to participate in the Off-Market Buy-Back in respect of any other Shares they hold at the record date.

Shareholders with a registered address outside Australia may not be invited to participate in the Off-Market Buy-Back. The Company is currently seeking advice on the regulatory approvals required to extend Offers to overseas shareholders on the terms set out in this Notice of Meeting, but has also applied for relief from the Corporations Act to the extent necessary to exclude some or all overseas shareholders if the Board is unable to, or determines that it is not practicable to, secure the required regulatory approvals.

ASIC EXEMPTION

Pursuant to the Corporations Act a company may buy back its own shares if the buy-back does not materially prejudice the company’s ability to pay creditors and it follows the procedures set out in the Act.

Normally, the Corporations Act will permit the type of buy-back being proposed to proceed with the approval of shareholders by ordinary resolution. However, to accommodate some of the specific terms proposed, modifications of the Act must be sought from ASIC. Accordingly, one or more of the terms outlined above may need to be altered in the Offer to reflect the terms of any relief granted by ASIC.

ON MARKET BUY-BACK (RESOLUTION 5)

PREVIOUS ON-MARKET BUY-BACKS

During 2003 and 2004, the Company bought back approximately 11.4 million Shares on ASX (approximately 6 per cent of Shares on issue) for $74 million.

APPROVAL SOUGHT

The Board is seeking shareholder approval to buy back up to a maximum of 10 per cent of Shares on issue pursuant to the On-Market Buy-Back, in addition to any Shares repurchased under the Off-Market Buy-Back.

The Board may not utilise this facility, but wishes to obtain shareholder approval to retain this flexibility during the coming 12 months.

While the Company may repurchase up to 10 per cent of Shares on issue over the next 12 months without shareholder approval (where the Off-Market Buy-Back is approved), the timing of the On-Market Buy-Back may be constrained because of limitations in the Corporations Act.

ON-MARKET BUY-BACKS

An on-market buy-back involves shares being purchased in the ordinary course of trading at the prevailing market price on the ASX, in the same way as any other market transaction.

The implementation and conduct of an on-market buy-back is regulated by both ASIC and ASX. In particular, the ASX Listing Rules prescribe that the buy-back price of any share must not be more than 5 per cent above the average closing price for ordinary shares over the previous five trading days.

The ASX Listing Rules also require notices to be filed with the ASX indicating the period during which shares may be bought back, the number of shares intended to be bought back and any other information that would affect a shareholder’s decision to sell shares. The Company is also required to give daily notices containing details of shares repurchased.

ADDITIONAL DETAILS

Additional details regarding the structure and timing of the On-Market Buy-Back will be announced by the Board if and when it decides to proceed with the buy-back.

REASONS FOR THE BUY-BACKS

The Buy-Backs proposed by the Company are part of the Company’s balanced capital management strategy of investing what is required in the underlying businesses, maintaining the ability to fund medium-sized acquisitions and returning surplus capital to shareholders.

ADVANTAGES/DISADVANTAGES OF THE BUY-BACKS

The Board considers the benefits of the Off-Market Buy-Back are as follows:

•	all eligible shareholders have an equal opportunity to participate;

•	shareholders will not have to pay brokerage or appoint a stockbroker to sell their Shares in the Off-Market Buy-Back;

•	the Off-Market Buy-Back is expected to increase the Company’s earnings per share and return on equity over time; and

•	shareholders will be offered a modest premium to the market price.

The advantages of the On-Market Buy-Back include the following:

•	purchases under the On-Market Buy-Back can be tailored to react to changing market conditions;

•	the Company has complete flexibility to adjust the volume of Shares purchased and can cease purchasing at any time; and

•	implementation of the On-Market Buy-Back is very simple and involves very few costs.

The Board does not think that the Buy-Backs pose any significant disadvantages to shareholders. However, in making their decision shareholders should evaluate the following factors:

•	there will be a reduction in net asset backing per share; and

•	the Buy-Backs may result in a reduction of the Company’s index weighting.

Notice of Meeting continued

INFORMATION ON THE COMPANY

SHARE PRICE INFORMATION

A graph indicating the share price performance of the Company over the period from 12 April 2002 to 27 August 2004 is set out as Figure 1 on page 7. A graph indicating the relative performance of the Company’s Shares against the S&P/ASX 200 Industrials Index over the last 12 months is shown as Figure 2 on page 7.

OUTLOOK FOR THE COMPANY

The Company reported an operating profit after tax attributable to shareholders of $70.7 million for the year ended 30 June 2004, an increase of 41.7 per cent over the previous year. The Company will pay a dividend of 7 cents per share, making a total of 13 cents for the year, up from 11 cents in 2002/2003.

The Directors and management confirm previous guidance to shareholders that EBITA1 for the Ansell Healthcare business is expected to be US$115 million for the current financial year.

For recent financial information, the 2004 Annual Report is available on the Company’s internet site, www.ansell.com.

EFFECT OF BUY-BACKS ON THE COMPANY

OFF-MARKET BUY-BACK

The Board has determined a maximum of $155 million in cash will be available to conduct the Off-Market Buy-Back (before transaction costs).

The Company has approximately 176.1 million Shares on issue. Assuming that the Off-Market Buy-Back results in around 17 million Shares being bought back, it would represent approximately 9.6 per cent of the Company’s share capital. All Shares bought back under the Off-Market Buy-Back will be cancelled in accordance with the Corporations Act.

The Off-Market Buy-Back will be funded from cash currently held by the Company.

ON-MARKET BUY-BACK

Pursuant to any On-Market Buy-Back, shares are acquired at the market price of shares at that time. Accordingly, it is not possible to anticipate the number of Shares that may actually be bought back and cancelled. However, based upon the current number of issued Shares, 10 per cent represents a little in excess of 17 million ordinary shares.

As the overall size of any further On-Market Buy-Back has not yet been finalised and the price at which Shares will be bought back is unknown, it is not possible to state the maximum cost of the further On-Market Buy-Back. However, to repurchase 10 per cent of Shares on issue at current market prices would cost approximately $150 million.

It is currently anticipated that any further On-Market Buy-Back to be conducted will be funded from borrowings or cash reserves.

GENERAL

The Board believes that the Company will remain conservatively geared and have strong financial flexibility and liquidity notwithstanding either or both Buy-Backs being undertaken.

FINANCIAL POSITION

The table at the end of this section sets out an extract of the Company’s consolidated pro-forma balance sheet as at 30 June 2004 and a consolidated pro-forma balance sheet as at that date assuming $155 million of Shares are bought back under the Off-Market Buy-Back.

While the Off-Market Buy-Back is expected to improve the Company’s earnings per share and return on equity, the precise impact cannot be determined at present because the Buy-Back Price will not be known until after the Off-Market Buy-Back closes. The following is based on 17 million Shares being bought back:

	ACTUAL 30 JUNE 2004	PRO-FORMA 30 JUNE 2004
EPS	39.1 cents	43.1 cents

Return on Equity	8.8%	10.9%

As the overall size of any further On-Market Buy-Back has not yet been finalised and the price at which Shares may be bought back is unknown, it is not possible to quantify the effect of any such On-Market Buy-Back on the Company’s balance sheet, financial outlook or general outlook.

However, your Directors believe that any On-Market Buy-Back will result in a further improvement in both earnings per share and return on equity for the remaining shareholders as the total number of Shares on issue will be less following such a buy-back.

CONSOLIDATED PRO-FORMA BALANCE SHEET

	ACTUAL 30 JUNE 2004 % MILLIONS	PRO-FORMA 30 JUNE 2004 % MILLIONS
Cash	307.80	152.80

Total Assets	1,499.40	1,344.40

Net Assets	811.80	656.80

Consolidated Equity	1,383.90	1,228.90

Total Equity	811.80	656.80

EFFECT OF THE BUY-BACKS ON CONTROL OF THE COMPANY

The effect of the Off-Market Buy-Back and any On-Market Buy-Back on the control of the Company will not be known until the Buy-Backs are completed. Having regard to the Company’s current shareholding spread and assuming that this is maintained, the Off-Market Buy-Back and any On-Market Buy-Back are not expected to result in a change of control of the Company.

1 EBITA stands for “earnings before interest, tax and amortisation”.

AUSTRALIAN TAX CONSIDERATIONS

OFF-MARKET BUY-BACK

For taxation purposes, the Off-Market Buy-Back will constitute an ‘off-market’ buy-back as defined in the income tax law. Accordingly, no component of the Buy-Back Price should be treated as a deemed dividend for the purposes of the buy-back rules as the entire buy-back will be debited against the Company’s contributed equity.

The Company has sought confirmation from the ATO in a binding class ruling (on behalf of shareholders) that certain anti-avoidance rules directed at the provision of capital benefits in substitution for dividends will have no application to the Off-Market Buy-Back.

The Company will not proceed with the Off-Market Buy-Back until the ATO has approved the Company’s class ruling application.

Confirmation of the taxation treatment of the Off-Market Buy-Back and the terms of the ATO class ruling (once received) will be provided in the offer booklet.

ON-MARKET BUY-BACK

The taxation treatment of Shares sold into any On-Market Buy-Back are the same as for any other on-market share sale and is dependent upon the specific circumstances of the shareholder.

BOARD RECOMMENDATION

The Directors unanimously recommend that shareholders vote in favour of the Buy-Back Resolutions.

Notice of Meeting continued

NOTES

1	On a poll, ordinary shareholders have one vote for every fully paid ordinary share held.

2	A member entitled to attend and vote is entitled to appoint not more than two proxies.

3	Where more than one proxy is appointed, each proxy may be appointed to represent a specified proportion or number of the member’s voting rights and neither proxy is entitled to vote on a show of hands if more than one proxy attends. If it is desired to appoint two proxies, then an additional proxy form can be obtained from the Ansell Limited Share Registry by telephoning (613) 9415 4000.

4	A proxy need not be a member of the Company.

5	Proxy forms must be signed by a member or the member’s attorney or, if a corporation, executed under seal or in accordance with section 127 of the Corporations Act 2001 or signed by an authorised officer or agent.

6	Proxy forms (and if the appointment is signed by the appointor’s attorney, the original authority under which the appointment was signed or a certified copy of the authority) must be received by the Company at its registered office:

Level 3, 678 Victoria Street

Richmond, Victoria 3121

or at its postal address:

c/– Computershare Investor Services Pty Limited

GPO Box 242

Melbourne, Victoria 3001

or by facsimile on (613) 9473 2555,

prior to 10.00 am on Tuesday, 12 October 2004.

7	The Board has determined that a shareholders’s voting entitlement at the meeting will be taken to be the entitlement of that person shown in the register of members as at 10.00 pm on Tuesday, 12 October 2004.